Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.       Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)

1805 - 925 West Georgia Street

Vancouver, BC V6C 3L2 CANADA

Telephone: (604) 688-3033

Facsimile: (604) 639-8873

Item 2.       Date of Material Change

January 19, 2016

Item 3.       News Release

The press release was disseminated through the services of Marketwired.

Item 4.       Summary of Material Change

The Company announced the Company’s fourth quarter and full year 2015 production results, as well as production and cost guidance for 2016.

Item 5.       Full Description of Material Change

5.1	Full Description of Material Change

      See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

      Not applicable.

Item 6.       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.       Omitted Information

Not applicable.

Item 8.       Executive Officer

Keith Neumeyer, President & CEO

Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.       Date of Report

January 19, 2016

1

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.

Suite 1805 - 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free: 1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	January 19, 2016

Toronto - FR

Frankfurt - FMV

Mexico - AG

First Majestic Produces 16.1M Silver Eqv. Oz in 2015 (4.8M Silver Eqv. Oz in Q4);
Announces 2016 Production Outlook and Cost Guidance

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce the Company’s fourth quarter and full year 2015 production results, as well as production and cost guidance for 2016.

Total production reached a new record in 2015 of 16,086,272 equivalent ounces of silver, representing a 5% increase over 2014. The equivalent silver production for 2015 consisted of 11,142,109 ounces of silver, 25,467 ounces of gold, 40,149,170 pounds of lead and 17,524,223 pounds of zinc.

Total production in the fourth quarter also reached a new quarterly record of 4,820,408 equivalent ounces of silver consisting of 3,055,442 ounces of silver, 14,534 ounces of gold, 9,040,601 pounds of lead and 4,227,296 pounds of zinc.

As of December 31, 2015, the Company held US$51.0 million in cash.

“Our production results for the fourth quarter marked a strong finish to 2015 and were consistent with expectations,” said Keith Neumeyer, President & CEO. “Despite some minor production decreases in our effort to produce profitable ounces in this distressed market, we still pulled off a record quarter and another record year. Our transformational strategy for reducing costs and improving operational procedures is working, and along with Santa Elena’s successful integration, I feel that we have truly turned a corner in this challenging market. ”

2

Production Details Table:

Quarterly Operational Review:

The total ore processed during the quarter at the Company's six operating silver mines: Santa Elena, La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 883,377 tonnes, reflecting a 29% increase compared to the fourth quarter of 2014 and a 31% increase from the previous quarter. The increase in tonnes compared to the prior quarter was primarily due to the acquisition of Santa Elena on October 1, 2015.

Average silver grades in the quarter decreased by 28% to 146 g/t compared to 201 g/t in the fourth quarter of 2014 and a 13% decrease compared with the previous quarter. The decrease in grade compared to the prior quarter is primarily due to Santa Elena’s reprocessing of lower grade heap leach material blended with fresh mined ore. Combined silver recoveries averaged 74% during the quarter, up from 70% compared to the same quarter in the prior year and a slight improvement over the third quarter average of 72%.

The Company's underground development in the fourth quarter consisted of 9,261 metres, reflecting a 13% increase compared to 8,231 metres completed in the previous quarter.

At quarter end, seven diamond drill rigs were active at the Company’s six operations. The Company completed 5,819 metres of diamond drilling in the quarter compared to 8,586 metres in the prior quarter, representing a 32% decrease.

Mine by Mine Quarterly Production Table:

*Certain amounts shown in this news release may not add exactly to the total amount due to rounding differences.

3

*The following prices were used in the calculation of silver equivalent ounces: Silver: $14.76 per ounce; Gold: $1,105 per ounce; Lead: $0.76 per pound; Zinc $0.73 per pound.

At the Santa Elena Silver Mine:

•	During the quarter, Santa Elena exceeded guidance by producing 673,969 silver ounces and 11,110 ounces of gold for a total quarterly production of 1,506,405 silver equivalent ounces.
•	The mill processed a total of 254,625 tonnes during the quarter, consisting of 127,396 tonnes (1,385 tpd) of underground ore and 127,229 tonnes (1,383 tpd) from the above ground heap leach pad.
•	Silver recoveries increased to 86%, up 16% compared to the quarter prior to the Company’s acquisition and a new mine record, primarily due to improvements made in fine grinding ore size, longer leach times and the addition of oxygen and lead nitrates into the circuit.
•	Gold grades and recoveries averaged 1.47 g/t and 92%, respectively.
•	Underground development completed in the fourth quarter totaled 1,738 metres.
•	One underground drill rig was active within the Santa Elena property during the quarter. Total metres drilled in the fourth quarter amounted to 198 metres.

At the La Encantada Silver Mine:

•	For the quarter, total silver production was 714,057 silver ounces representing a 7% increase over the previous quarter. The increase was primarily due to an 11% increase in silver grades offset but a 4% reduction in throughput.
•	During the quarter, the foundations and electrical wiring for the new natural gas power plant was completed. The generators arrived on site in mid-December and are currently being installed. Initial testing and commissioning is now expected to occur in late January.
•	A total of 960 metres of underground development were completed in the fourth quarter compared to 1,290 metres of development in the previous quarter.
•	One surface drill rig was active at La Encantada during the quarter. A total of 450 metres of exploration drilling was completed in the fourth quarter compared to 4,680 metres of drilling in the previous quarter.

At the La Parrilla Silver Mine:

•	During the quarter, the flotation circuit processed 107,450 tonnes (1,168 tpd) with an average silver grade of 165 g/t and an 87% recovery while the cyanidation circuit processed 42,053 tonnes (457 tpd) with an average silver grade of 133 g/t and a 61% recovery.
•	The ramp up of the flotation circuit to 1,200 tpd was achieved during the quarter and ahead of schedule.
•	The lead circuit processed an average lead grade of 2.1% with recoveries of 84% for total lead production of 4,187,628 lbs, representing a 62% increase compared to the previous quarter. The increase in lead production was primarily attributed to 5% higher recoveries, a 33% increase in grade and a 16% increase in throughput.
•	The zinc circuit processed an average zinc grade of 2.6% with recoveries of 68% for total zinc production of 4,227,296 lbs, representing a 35% increase compared to the previous quarter. The increase in zinc production was primarily due to an 11% increase in grades, a 5% increase in recoveries and a 16% increase in throughput.
4

•	Underground development completed in the quarter totaled 1,692 metres compared with 1,701 metres developed in the previous quarter.
•	Two underground drill rigs were active within the La Parrilla property during the quarter. A total of 2,145 metres were drilled in the fourth quarter compared to 1,367 metres in the previous quarter.

At the Del Toro Silver Mine:

•	For the quarter, Del Toro produced a total of 586,672 silver equivalent ounces representing a 22% decrease compared to the previous quarter. The decrease in production was primarily due to a 10% decrease in throughput and an 11% decrease in silver grades.
•	Lead grades and recoveries averaged 3.4% and 58%, respectively, producing a total of 4,852,973 pounds of lead, representing a 21% decrease compared to the previous quarter. The decrease was primarily related a 10% decrease in throughput, a 7% decrease in grade and a 6% decrease in recoveries.
•	Underground development completed in the quarter totaled 1,460 metres compared with 1,091 metres developed in the previous quarter.
•	One underground drill rig was active in the fourth quarter at Del Toro. Total exploration metres drilled in the quarter amounted to 55 metres compared to 1,644 metres drilled in the previous quarter.

At the San Martin Silver Mine:

•	During the quarter, San Martin achieved guidance by producing 485,227 silver ounces and 1,222 ounces of gold for a total quarterly production of 576,675 silver equivalent ounces. Compared to the previous quarter, total production decreased 25% due to an 18% decrease in silver grades and a 5% decrease in throughput.
•	In October, heavy winds and excessive rainfall occurred at San Martin due to Hurricane Patricia making landfall in southern Mexico. The Company took immediate precautions and evacuated the mine and processing plant as the eye of the storm was projected to pass directly over the operation. Fortunately, no property damage was recorded but throughput levels were 5% lower compared to the prior quarter as a result of the temporary disruption.
•	Underground development completed in the fourth quarter totaled 1,487 metres compared with 1,974 metres of development in the previous quarter.
•	Three underground drill rigs were active within the San Martin property during the quarter. Total metres drilled in the fourth quarter amounted to 2,059 metres compared to 482 metres of drilling in the previous quarter.

5

At the La Guitarra Silver Mine:

•	During the quarter, La Guitarra produced 245,358 silver ounces and 1,840 gold ounces for a total quarterly production of 382,953 silver equivalent ounces. Compared to the previous quarter, total production decreased 15% due to a 9% decrease in silver grades and a 4% decrease in throughput.
•	Approximately 70% of the production ore came from the Coloso area and the remaining 30% was extracted from the La Guitarra mine.
•	Recoveries of silver and gold increased in the quarter to 85% and 79%, respectively, primarily due to the installation of a gravimetric concentrator and use of new reagents.
•	A total of 1,924 metres of development were completed in the fourth quarter compared to 2,175 metres of development in the previous quarter.
•	Two underground drill rigs were active in the fourth quarter within the La Guitarra property. Total metres drilled in the quarter amounted to 912 metres compared to 414 metres drilled in the previous quarter.

2016 Production Outlook and Cost Guidance:

For 2016, the Company anticipates silver production will range between 12.0 to 13.3 million ounces (17.8 to 19.8 million silver equivalent ounces). This compares to 2015 silver production of 11.1 million ounces (16.1 million silver equivalent ounces). The increase is primarily due to the addition of a full year’s worth of production from Santa Elena offset by lower production levels forecasted at Del Toro and San Martin.

A mine-by-mine breakdown of the 2016 production guidance is included in the table below. Cash cost and AISC guidance is shown per payable silver ounce. Metal price assumptions for calculating equivalents are: silver: $14.00/oz, gold: $1,000/oz, lead: $0.75 /lb, zinc: $0.75 /lb.

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
Santa Elena	2.0 - 2.3	4.6 - 5.1	3.12 - 3.72	9.26 - 10.55
La Encantada	2.7 - 3.0	2.7 - 3.0	10.13 - 10.46	11.98 - 12.52
La Parrilla	2.6 - 2.9	3.9 - 4.3	6.25 - 6.68	9.58 - 10.38
Del Toro	1.9 - 2.1	3.1 - 3.5	8.39 - 8.99	11.12 - 12.03
San Martin	1.7 - 1.8	1.9 - 2.1	8.29 - 8.55	10.76 - 11.59
La Guitarra	1.1 - 1.2	1.6 - 1.7	5.01 - 5.56	10.37 - 11.52
Totals:	12.0 - 13.3	17.8 - 19.8	$7.11 - $7.60	$12.29 - $13.36*

*Consolidated AISC includes Corporate General & Administrative cost estimates of $1.24 to $1.37 per payable silver ounce.

The Company is projecting its 2016 All-In Sustaining Cost per Ounce (“AISC”), as defined by the World Gold Council, to be within a range of $12.29 to $13.36 consolidated on a per payable silver ounce basis. Excluding non-cash items, the Company anticipates its 2016 AISC to be within a range of $11.82 to $12.84 per payable silver ounce. An itemized AISC cost table is provided below:

6

All-In Sustaining Cost Calculation (1)	FY 2016 ($ /Ag oz)
Total Cash Costs per Payable Silver Ounce (2)	7.11 - 7.60
General and Administrative Costs	1.24 - 1.37
Sustaining Development Costs	1.92 - 2.14
Sustaining Plant, Property and Equipment Costs	1.19 - 1.32
Sustaining Exploration Costs	0.37 - 0.42
Share-based Payments (non-cash)	0.38 - 0.42
Accretion of Reclamation Costs (non-cash)	0.09 - 0.10
All-In Sustaining Costs: (WGC definition)	$12.29 - $13.36
All-In Sustaining Costs: (WGC excluding non-cash items)	$11.82 - $12.84

1.	AISC is a non-GAAP measure and is calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. AISC is used as a comprehensive measure for the Company’s consolidated operating performance. WGC is a not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs.
2.	Total cash cost per payable silver ounce includes estimated royalties and 0.5% Mining Environmental Fee of $0.09 per ounce.

In 2016, the Company plans to invest a total of $63.8 million on capital expenditures consisting of $45.3 million for sustaining requirements and $18.5 million for expansionary projects. This total represents a significant reduction in budgeted capital expenditures compared to the prior year.

The 2016 annual budget includes a total of $16.7 million to be spent towards property, plant and equipment, $35.2 million towards underground development, $9.9 million in exploration and $2.0 million towards corporate projects. Management has the option to make adjustments to the 2016 budget should metal prices have any dramatic price changes in 2016.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2014, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

7